Exhibit 99.1

Qudian Inc. Reports Fourth Quarter 2017 and Full Year 2017 Unaudited Financial Results

- Conference Call at 8:00 AM ET/8:00 PM Beijing Time Today -

BEIJING, March 12, 2018 (PRNewswire) — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today announced its unaudited financial results for the fourth quarter 2017 and full year ended December 31, 2017.

Fourth Quarter 2017 Operational Highlights1:

•	Total amount of transactions[2] reached RMB25.1 billion (US$3.9 billion) during the fourth quarter of 2017, up 69.7% from RMB14.8 billion during the fourth quarter of 2016.

•	Number of active borrowers[3] reached 6.9 million during the fourth quarter of 2017, up 52.5% from 4.5 million during the fourth quarter of 2016.

•	Number of credit drawdowns reached 25.4 million during the fourth quarter of 2017, up 38.1% from 18.4 million during the fourth quarter of 2016.

•	Number of transactions processed on average per hour reached 40,935, with 11,515 credit drawdowns and 29,420 repayments per hour on average.

•	Average credit size per transaction was approximately RMB960 (US$148) for cash credit and RMB1,400 (US$215) for merchandise credit for the fourth quarter of 2017.

•	Average credit term was 2.1 months for cash credit and 8.8 months for merchandise credit for the fourth quarter of 2017.

•	Number of registered users reached 62.4 million as of December 31, 2017, with 26.2 million users who have been approved for credit, up from 33.9 million registered users and 11.2 million approved users as of December 31, 2016.

•	M1+ Delinquency Rate by Vintage[4] for the first three quarters of 2017 remained at less than 0.9%, through December 31, 2017.

•	M1+ Delinquency Coverage Ratio[5] was 1.3x, as of December 31, 2017.

Fourth Quarter 2017 Financial Highlights:

•	Total revenue reached RMB1,491.2 million (US$ 229.2 million), representing an increase of 108.4% from the fourth quarter of 2016.

•	Sales commission reached RMB251.2 million (US$ 38.6 million), representing an increase of 212.2% from the fourth quarter of 2016.

•	Revenue from sales-type leases was RMB26.1 million (US$4.0 million), representing revenue generation in the first quarter of launching Dabai Auto.

•	Net income increased by 80.1% to RMB540.1 million (US$83.0 million) from RMB299.9 million during the fourth quarter of 2016.

[1]	The following operating data relate to cash credit and merchandise credit offered by the Company.
[2]	Transactions are defined as borrowers’ credit drawdowns from the Company’s platform.
[3]	Active borrowers are to borrowers who have drawn down credit in the specified period.
[4]	M1+ Delinquency Rate by Vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage.
[5]	M1+ Delinquency Coverage Ratio is defined as the balance of allowance for principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period.

•	Adjusted net income increased by 73.7% to RMB559.4 million (US$ 86.0 million) from RMB 322.1 million in the fourth quarter of 2016.

•	Basic and diluted net income per share was RMB1.94 (US$0.30) and RMB1.67 (US$0.26), respectively, compared with basic and diluted net income per share of RMB3.78 and RMB0.99, respectively, for the fourth quarter of 2016.

•	Basic and diluted adjusted net income per share was RMB2.01 (US$0.31) and RMB1.73 (US$0.27), respectively, for the fourth quarter of 2017, compared with basic and diluted adjusted net income per share of RMB4.06 and RMB1.06, respectively, for the fourth quarter of 2016.

“We are delighted to complete 2017 by achieving 108.4% and 80.1% growth year-over-year in revenue and net income, respectively, in the fourth quarter of 2017,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “Our success in 2017 was driven by the technology and cost efficiency we put together that made small consumption credit accessible and affordable to hundreds of millions of creditworthy but underserved consumers in China. We also embraced the new regulations issued in the fourth quarter and believe they will promote the longer term healthy growth of the industry. As the industry leader, we have been practicing substantially all the key requirements and working closely with our partners to operate in accordance with the regulatory framework.

“As part of the effort to address scenario based consumption credit, we are excited to unveil ‘Dabai Auto,’ a new business initiative in budget auto financing, which was launched in November 2017 and has expanded rapidly,” continued Mr. Luo. “Of the 62.4 million registered users at Qudian, a substantial number of them sought a larger credit size than what our cash credit and merchandise credit products were offering. We believe budget auto financing is a unique opportunity to serve their credit needs under a consumption scenario, in an asset backed lower risk setting, on the back of a very large new car market. By the end of January 2018, we have established 175 off-line showrooms conveniently located in the shopping districts of 175 cities across China. We leased out 284 cars in 2017 and have cumulatively leased out over 4,800 cars as of March 10, 2018.

“Lastly, I also want to announce that I have signed an agreement with the Company to relinquish my salary and bonus until our market capitalization reaches US$100 billion, as measured by the daily closing quotation of the New York Stock Exchange. This affirms my deep conviction in Qudian’s tremendous growth potential and my focus on driving shareholder value,” Mr. Luo concluded.

“We delivered excellent financial results in the fourth quarter with a net profit of RMB540.1 million, finishing 2017 with a full year net profit of over RMB2.1 billion,” said Mr. Carl Yeung, Chief Financial Officer of Qudian. “In the fourth quarter, we reached total registered users of 62.4 million, including 26.2 million users who have been approved for credit, of which 6.9 million actively utilized their credit.

“As the regulatory environment develops, our position in the industry should further solidify over time as smaller, non-compliant players are forced to exit. During this phase, the overall industry credit quality deteriorates as liquidity, measured by credit availability, for borrowers declines,” continued Mr. Yeung. “As a result, we experienced an increase in our delinquency rate since the new regulations were issued in December. Therefore, we swiftly implemented a conservative strategy of reducing credit volumes since December of 2017 to protect credit quality. This action was effective as initial delinquency for new credits facilitated in January stabilized, providing a new basis for credit volumes to grow again after Chinese New Year. Based on current data, we expect consumption credit to return to a stable growth track and anticipate Dabai Auto to turn profitable within the first year of operation, establishing a strong case to initiate full year 2018 guidance.”

Fourth Quarter 2017 Financial Results

Total revenue for the fourth quarter of 2017 increased by 108.4% to RMB1,491.2 million (US$229.2 million) from RMB715.6 million in the prior year period, primarily due to the increase in financing income as a result of the substantial increase in the volume of on-balance sheet transactions. Financing income totaled RMB1,060.9 million (US$163.1 million) for the fourth quarter of 2017, increasing 73.4% from RMB611.8 million for the fourth quarter of 2016. Loan facilitation income and others increased to RMB149.5 million (US$23.0 million) for the fourth quarter of 2017, up 587.2% from RMB21.8 million for the fourth quarter of 2016, as a result of the substantial increase in the volume of off-balance sheet transactions. Sales commission fees increased to RMB 251.2 million (US$38.6 million) for the fourth quarter of 2017, up 212.2% from RMB80.5 million for the fourth quarter of 2016. The increase in sales commissions was mainly a result of an increase in merchandise credit utilized by borrowers to purchase merchandise via Qudian’s marketplace.

Total operating cost and expenses. Total operating cost and expenses increased by 164.3% to RMB943.0 million (US$144.9 million) for the fourth quarter of 2017 from RMB356.7 million for the fourth quarter of 2016.

Cost of revenues increased by 173.4% to RMB305.4 million (US$46.9 million) for the fourth quarter of 2017 from RMB111.7 million for the fourth quarter of 2016, due to higher interest expenses on borrowings because of increased use of funds provided by institutional funding partners.

Sales and marketing expenses. Sales and marketing expenses increased by 38.9% to RMB94.4 million (US$14.5 million) for the fourth quarter of 2017 from RMB68.0 million for the fourth quarter of 2016. The increase was primarily due to higher expenses associated with the establishment of a nationwide network of showrooms for Dabai Auto as well as higher borrower engagement fees in the fourth quarter of 2017, compared with the fourth quarter of 2016.

General and administrative expenses. General and administrative expenses decreased by 25.1% to RMB64.3 million (US$9.9 million) for the fourth quarter of 2017 from RMB85.8 million for the fourth quarter of 2016. The decrease was primarily attributable to the decrease in salaries and benefits expense, which was partly offset by the increase in administrative fees payable to trust companies as a result of increased use of trust funding in the fourth quarter of 2017.

Research and development expenses. Research and development expenses increased by 36.0% to RMB37.1 million (US$5.7 million) for the fourth quarter of 2017 from RMB27.3 million for the fourth quarter of 2016. The increase was primarily due to an increase in salaries and benefits expense in order to further enhance our data analytics and risk management capabilities.

Provision for loan principal, financing service fee receivables and other receivables. Provision for loan principal, financing service fee receivables and other receivables increased by 435.1% to RMB337.8 million (US$51.9 million) for the fourth quarter of 2017 from RMB63.1 million for the fourth quarter of 2016. The increase was primarily due to an increase in the M1+ overdue loan principals and financing services fees receivables, which we intend to provide sufficient allowance to cover.

As of December 31, 2017, the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB403.9 million (US$62.1 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB519.3 million (US$79.8 million), indicating M1+ Delinquency Coverage Ratio of 1.3x.

The following chart displays the historical lifetime cumulative M1+ Delinquency Rate by Vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters in 2016 and the first three quarters in 2017, before charge-offs:

Income from operations. Income from operations for the fourth quarter of 2017 was RMB559.1 million (US$85.9 million), representing a 52.0% increase from RMB367.8 million from the fourth quarter of 2016.

Income tax expenses. Income tax expenses decreased by 70.8% to RMB18.8 million (US$2.9 million) in the fourth quarter of 2017 from RMB64.3 million in the fourth quarter of 2016, primarily due to the increase of tax refund.

Net income. Net income totaled RMB540.1 million (US$83.0 million) for the fourth quarter of 2017, up 80.1% from RMB299.9 million for the fourth quarter of 2016. Net income attributable to the Company’s shareholders per diluted share was RMB1.67 (US$0.26), compared with RMB0.99 in the fourth quarter of 2016.

Adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, increased by 73.7% to RMB559.4 million (US$86.0 million) from RMB322.1 million in the prior year period. Adjusted net income attributable to the Company’s shareholders per diluted share increased to RMB1.73 (US$0.27) from RMB1.06 in the prior year period.

As of December 31, 2017, the Company had cash and cash equivalents of RMB6,832.3 million (US$1,050.1 million), compared with RMB785.8 million as of December 31, 2016. The Company also had restricted cash of RMB2,252.6 million (US$346.2 million), compared with nil as of December 31, 2016. Restricted cash mainly represents the cash in consolidated trusts, which can only be used to fund credit drawdowns or settle these trusts’ obligations. Such restricted cash is not available to fund the general liquidity needs of the Company.

As of December 31, 2017, the Company had short-term amounts due from related parties of RMB551.2 million (US$84.7 million), compared with short-term amounts due from related parties of RMB585.9 million as of December 31, 2016. Such amounts include RMB549.8 million (US$84.5 million) and RMB404.6 million deposited in our Alipay accounts as of December 31, 2017 and December 31, 2016, respectively. Such amount is unrestricted as to withdrawal and use and readily available to us on demand.

Net cash provided by operating activities for the fourth quarter of 2017 was RMB741.8 million (US$114.0million).

Full Year 2017 Financial Results

Total revenue in 2017 increased by 231.0% to RMB4,775.4 million (US$734.0 million) from RMB1,442.8 million in 2016, primarily due to the increase in financing income as a result of the substantial increase in the volume of on-balance sheet transactions. Financing income totaled RMB 3,642.2 million (US$559.8 million) in 2017, increasing 186.5% from RMB1,271.5 million in 2016. Loan facilitation income and others increased to RMB302.0 million (US$46.4 million) in 2017, up 1288.3% from RMB21.8 million in 2016, as a result of the substantial increase in the volume of off-balance sheet transactions. Sales commission fees increased to RMB797.2 million (US$122.5 million) in 2017, up 529.2% from RMB126.7 million in 2016. The significant year-over-year growth in sales commissions was mainly the result of an increase in merchandise credit utilized by borrowers to purchase merchandise via Qudian’s marketplace.

Total operating cost and expenses. Total operating cost and expenses increased by 223.1% to RMB2,404.8 million (US$369.6 million) in 2017 from RMB744.4 million in 2016.

Cost of revenues increased by 228.8% to RMB880.8 million (US$135.4 million) in 2017 from RMB267.9 million in 2016, primarily due to higher interest expenses on borrowings because of increased use of funds provided by institutional funding partners.

Sales and marketing expenses. Sales and marketing expenses increased by 136.6% to RMB431.7 million (US$66.4 million) in 2017 from RMB182.5 million in 2016. The increase was primarily due to higher borrower engagement fees in 2017, compared with 2016.

General and administrative expenses. General and administrative expenses increased by 68.8% to RMB183.7 million (US$28.2 million) in 2017 from RMB108.8 million in 2016. The increase was primarily attributable to the increase of administrative fee payable to trust companies as a result of increased use of trust funding, the increase in share-based compensation expenses for general and administrative personnel and the increase in professional service fee expenses.

Research and development expenses. Research and development expenses increased by 193.2% to RMB153.3 million (US$23.6 million) in 2017 from RMB52.3 million in 2016. The increase was primarily due to an increase in salaries and benefits expenses, in order to further enhance our data analytics and risk management capabilities, the increase in professional service fee expenses and the increased share-based compensation expense for research and development personnel.

Provision for loan principal, financing service fee receivables and other receivables. Provision for loan principal, financing service fee receivables and other receivables increased by 357.8% to RMB605.2 million (US$93.0 million) in 2017 from RMB132.2 million in 2016. The increase was primarily due to an increase in the M1+ overdue loan principals and financing services fees receivables, which we intend to provide sufficient allowance to cover.

Income from operations. Income from operations in 2017 was RMB2,421.2 million (US$372.1 million), representing a 239.5% increase from RMB713.1 million during the prior year.

Income tax expenses. Income tax expenses increased by 101.5% to RMB255.5 million (US$39.3 million) in 2017 from RMB126.8 million in 2016, primarily due to the increase in taxable income.

Net income. Net income totaled RMB2,164.5 million (US$332.7 million) in 2017, up 275.3% from RMB576.7 million in 2016. Net income attributable to the Company’s shareholders per diluted share was RMB7.09 (US$1.09), compared with RMB1.90 in the prior year.

Adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, increased by 272.2% to RMB2,228.5 million (US$342.5 million) from RMB598.8 million in the prior year. Adjusted net income attributable to the Company’s shareholders per diluted share increased to RMB7.30 (US$1.12) from RMB1.97 in the prior year.

Outlook

For the full year of 2018, the Company currently expects:

•	Adjusted net income to be more than RMB2.5 billion; and

•	Number of vehicles leased out to be more than 100 thousand.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of regulatory, market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 12, 2018 (8:00 PM Beijing/Hong Kong time on March 12, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Qudian Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 18, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10117569

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending or budget auto financing solutions, but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit ir.qudian.com

Use of Non-GAAP Financial Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5063 to US$1.00, the noon buying rate in effect on December 29, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

In China:Investor Relations

Sissi Zhu

Director of Capital Markets

E-mail: ir@qudian.com

Media

Binbin Yang

VP, Public Relations

E-mail: pr@qudian.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Year ended December 31,
	2016	2017
(In thousands except for number	(Audited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Revenues:
Financing income	1,271,456	3,642,183	559,794
Sales commission fees	126,693	797,167	122,522
Revenue from sales-type leases	—	26,083	4,009
Penalty fees	22,943	7,922	1,218
Loan facilitation income and others	21,754	302,011	46,417

Total revenues	1,442,846	4,775,366	733,960
Operating cost and expenses:
Cost of revenues	(267,862)	(880,846)	(135,384)
Sales and marketing	(182,457)	(431,749)	(66,359)
General and administrative	(108,786)	(183,674)	(28,230)
Research and development	(52,275)	(153,258)	(23,555)
Loss of guarantee liabilities	(861)	(150,152)	(23,078)
Provision for loan principal, financing service fee receivables and other receivables	(132,177)	(605,164)	(93,012)

Total operating cost and expenses	(744,418)	(2,404,843)	(369,618)
Other operating income	14,646	50,703	7,794
Income from operations	713,074	2,421,226	372,136
Interest and investment income, net	1,857	4,211	647
Foreign exchange loss	(9,651)	(7,177)	(1,103)
Other income	47	2,108	324
Other expense	(1,834)	(363)	(56)

Net income before income taxes	703,493	2,420,005	371,948
Income tax expenses	(126,840)	(255,546)	(39,277)

Net income	576,653	2,164,459	332,671

Net income attributable to Qudian Inc.’s shareholders	576,653	2,164,459	332,671

Earnings per share for Class A and Class B ordinary shares:
Basic	7.27	17.12	2.63
Diluted	1.90	7.09	1.09
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic		17.12	2.63
Diluted		7.09	1.09
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	79,305,191	126,410,744	126,410,744
Diluted	303,778,745	305,241,992	305,241,992

Other comprehensive loss:
Foreign currency translation adjustment	—	(77,947)	(11,980)

Total comprehensive income	576,653	2,086,512	320,691

Total comprehensive income attributable to Qudian Inc.’s shareholders	576,653	2,086,512	320,691

	Three months ended December 31,
	2016	2017
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Revenues:
Financing income	611,837	1,060,856	163,051
Sales commission fees	80,451	251,187	38,607
Revenue from sales-type leases	—	26,083	4,009
Penalty fees	1,556	3,608	555
Loan facilitation income and others	21,754	149,490	22,976

Total revenues	715,598	1,491,224	229,197
Operating cost and expenses:
Cost of revenues	(111,706)	(305,360)	(46,933)
Sales and marketing	(67,955)	(94,382)	(14,505)
General and administrative	(85,816)	(64,275)	(9,879)
Research and development	(27,282)	(37,109)	(5,704)
Loss of guarantee liabilities	(861)	(104,099)	(16,000)
Provision for loan principal, financing service fee receivables and other receivables	(63,125)	(337,780)	(51,916)

Total operating cost and expenses	(356,745)	(943,005)	(144,937)
Other operating income	8,948	10,913	1,677
Income from operations	367,801	559,132	85,937
Interest and investment (loss)/income, net	(2,078)	5,537	851
Foreign exchange loss, net	—	(7,177)	(1,103)
Other income	28	1,712	263
Other expense	(1,508)	(359)	(55)

Net income before income taxes	364,243	558,845	85,893
Income tax expenses	(64,312)	(18,753)	(2,882)

Net income	299,931	540,092	83,011

Net income attributable to Qudian Inc.’s shareholders	299,931	540,092	83,011

Earnings per share for Class A and Class B ordinary shares:
Basic	3.78	1.94	0.30
Diluted	0.99	1.67	0.26
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic		1.94	0.30
Diluted		1.67	0.26
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	79,305,191	278,464,623	278,464,623
Diluted	303,778,745	323,461,840	323,461,840
Other comprehensive loss:
Foreign currency translation adjustment	—	(77,947)	(11,980)

Total comprehensive income	299,931	462,145	71,031

Total comprehensive income attributable to Qudian Inc.’s shareholders	299,931	462,145	71,031

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
	2016	2017
(In thousands except for number	(Audited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	785,770	6,832,306	1,050,106
Restricted cash	—	2,252,646	346,225
Short-term investments	430,200	300,000	46,109
Short-term loan principal and financing service fee receivables, net	4,826,791	8,758,545	1,346,164
Short-term finance lease receivables, net	—	8,508	1,308
Short-term amounts due from related parties	585,906	551,215	84,720
Other current assets	300,276	482,351	74,136

Total current assets	6,928,943	19,185,571	2,948,768

Non-current assets:
Long-term loan principal and financing service fee receivables	87,822	—	—
Long-term finance lease receivables	—	17,900	2,751
Investment in equity method investee	65,195	44,519	6,842
Property and equipment, net	4,886	4,613	709
Intangible assets	128	5,908	908
Deferred tax assets	17,788	115,461	17,746
Long-term amounts due from related parties	1,000	—	—
Other non-current assets	11,837	6,444	991

Total non-current assets	188,656	194,845	29,947

TOTAL ASSETS	7,117,599	19,380,416	2,978,715

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
	2016	2017
(In thousands except for number	(Audited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Short-term borrowings and interest payables	4,183,231	7,979,415	1,226,414
Accrued expenses and other current liabilities	215,665	315,693	48,521
Short-term amounts due to related parties	20,473	719,563	110,595
Guarantee liabilities	6,208	46,981	7,221
Income tax payable	102,381	268,373	41,248

Total current liabilities	4,527,958	9,330,025	1,433,999

Non-current liabilities:
Long-term borrowings and interest payables	76,052	510,024	78,389

Total non-current liabilities	76,052	510,024	78,389

Total liabilities	4,604,010	9,840,049	1,512,388

Mezzanine equity
Convertible Preferred Shares
Series A-1	69,915	—	—
Series A-2	127,713	—	—
Series B-1	1,028,344	—	—
Series B-2	139,829	—	—
Series B-3	851,417	—	—
Series C-1	1,007,869	—	—
Series C-2	520,213	—	—
Series C-3	357,819	—	—
Series C-4	289,205	—	—
Series C-5	1,551,654	—	—

Total mezzanine equity	5,943,978	—	—

Shareholders’ (deficit)/equity:
Ordinary shares	55	—	—
Class A ordinary shares	—	177	27
Class B ordinary shares	—	44	7
Treasury stock	—	(421,165)	(64,732)
Additional paid-in capital	80,458	7,571,703	1,163,749
Accumulated other comprehensive loss	—	(77,947)	(11,980)
Accumulated (deficit)/retained earnings	(3,510,902)	2,467,555	379,256

Total shareholders’ (deficit)/equity	(3,430,389)	9,540,367	1,466,327

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ (DEFICIT)/EQUITY	7,117,599	19,380,416	2,978,715

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Year ended December 31,
	2016	2017
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	576,653	2,164,459	332,671

Add: Share-based compensation expenses	22,134	64,056	9,845

Non-GAAP net income attributable to Qudian Inc.’s shareholders	598,787	2,228,515	342,516

Non-GAAP net income per share—basic	7.55	17.63	2.71
Non-GAAP net income per share—diluted	1.97	7.30	1.12
Weighted average shares outstanding—basic	79,305,191	126,410,744	126,410,744
Weighted average shares outstanding—diluted	303,778,745	305,241,992	305,241,992

	Three months ended December 31,
	2016	2017
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholder	299,931	540,092	83,011

Add: Share-based compensation expenses	22,134	19,294	2,965

Non-GAAP net income attributable to Qudian Inc.’s	322,065	559,386	85,976

Non-GAAP net income per share—basic	4.06	2.01	0.31
Non-GAAP net income per share—diluted	1.06	1.73	0.27
Weighted average shares outstanding—basic	79,305,191	278,464,623	278,464,623
Weighted average shares outstanding—diluted	303,778,745	323,461,840	323,461,840

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Cash Flows

	Year ended December 31,
	2016	2017
(In thousands except for number	(Audited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Net cash provided by operating activities	794,063	3,076,140	472,794

Net cash used in by investing activities	(3,598,137)	(705,568)	(108,444)

Net cash provided by financing activities	3,379,730	3,753,911	576,965

Effect of exchange rate changes	—	(77,947)	(11,980)
Net increase in cash and cash equivalents	575,656	6,046,536	929,335
Cash and cash equivalents at beginning of the year	210,114	785,770	120,771

Cash and cash equivalents at end of period	785,770	6,832,306	1,050,106

	Three months ended December 31,
	2016	2017
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Net cash provided by operating activities	372,476	741,760	114,006

Net cash (used in)/provided by investing activities	(1,572,192)	556,125	85,475

Net cash provided by financing activities	1,749,179	4,129,342	634,668

Effect of exchange rate changes	—	(77,947)	(11,980)
Net increase in cash and cash equivalents	549,463	5,349,280	822,169
Cash and cash equivalents at beginning of the period	236,307	1,483,026	227,937

Cash and cash equivalents at end of period	785,770	6,832,306	1,050,106